
October 20, 2014

Via E-mail
Andre J. Hawaux
Executive Vice President – Finance, Administration and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re:** **Dick's Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 28, 2014**
> **Response dated September 23, 2014**
> **File No. 1-31463**

Dear Mr. Hawaux:

We have reviewed your response dated September 23, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 24

Income from Operations, page 28

1.  We have read your response to comment 4 of our letter dated August 26, 2014. Please ensure your revised disclosures adequately explain the meaning of "merchandise margin expansion."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, page 36

1. Basis of Presentation and Summary of Significant Accounting Policies, page 48

Segment Information, page 50

2.  We have read your response to comment 9 of our letter dated August 26, 2014. An operating segment is considered reportable if it meets any one of the threshold criteria under ASC 280-10-50-12. Accordingly, please provide to us the "reported profit or loss" quantitative threshold analysis for your operating segments. In doing so, specify the reported profit or loss figure you use for such purposes and explain in sufficient detail how you compute it.

3.  Notwithstanding the comment immediately above, please separately discuss, when material, the gross margins of your Golf Galaxy Stores apart from your Dick's Sporting Goods Stores within MD&A.

4.  We note your disclosure on page 35 that you had no reporting units at risk for goodwill impairment as of February 1, 2014. Please address the following comments:

    •   Tell us if your Golf Galaxy operating segment also represents a single reporting unit and quantify the amount of goodwill allocated to your Golf Galaxy reporting unit(s).

    •   Tell us if you performed a quantitative goodwill impairment test as of February 1, 2014 for your Golf Galaxy reporting unit(s). If so, please provide us with the results of that test, including quantification of the reporting unit's carrying and fair values and, if applicable, quantification of the implied fair value of goodwill. If you only performed a qualitative test, please justify why a quantitative test was not necessary.

    •   Given the recent negative economic trends and restructuring of your golf business, tell us if you have performed an interim goodwill impairment test since February 1, 2014. If not, please tell us why an interim test was not necessary under ASC 350-20-35-30.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief